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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                        April                         2005
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Commission File Number                000-51034
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                           ACE Aviation Holdings Inc.
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                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                     Form 40-F         X
                     ----------------              ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                            No         X
                     -----------------             ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




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On April 11, 2005, ACE Aviation Holdings Inc. announced that the underwriters of its previously disclosed offerings of Class A Variable Voting Shares and Class B Voting Shares, and 4.25% Convertible Senior Notes due 2035, had exercised their over-allotment options. Excerpts from the announcement are set forth below:

ACE AVIATION HOLDINGS INC. ANNOUNCES EXERCISE OF UNDERWRITERS' OVER-ALLOTMENT OPTIONS

MONTREAL, April 11, 2005 - ACE Aviation Holdings Inc. announces that, in conjunction with the previously announced sale of shares and notes that closed on April 6, 2005, it has received written notice from the underwriters that they have elected to exercise in full their over-allotment options to purchase an additional 1,135,000 Class A Variable Voting Shares at $37.00 per share and $30 million of 4.25% convertible senior notes due 2035 for closing on Wednesday, April 13, 2005.

The aggregate gross proceeds of approximately $72 million from the exercise of the over-allotment options will be used for general corporate purposes and will bring the aggregate gross proceeds of the ACE financial offerings to approximately $792 million.

ACE Aviation is the parent holding company of Air Canada and certain other subsidiaries including Aeroplan LP, Jazz Air LP and ACTS LP. Montreal- based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 150 destinations on five continents.

Canada's flag carrier is the 14th largest commercial airline in the world and serves 29 million customers annually with a fleet consisting of 293 aircraft. Air Canada is a founding member of Star Alliance providing the world's most comprehensive air transportation network.

The shares and convertible notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The statements made in this release concerning the Company's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.

Contacts:   Isabelle Arthur (Montreal)(514) 422-5788
            Laura Cooke (Toronto)     (416) 263-5576
            Angela Mah (Vancouver)    (604) 270-5741

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ACE AVIATION HOLDINGS INC.
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                                             (Registrant)

Date:  April 12, 2005           By: /s/ SYDNEY J. ISAACS
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                                    Name:  Sydney J. Isaacs
                                    Title: Senior Vice President, Corporate
                                           Development and Chief Legal Officer